1460 EL CAMINO REAL | MENLO PARK | CA | 94025-4110

WWW.SHEARMAN.COM | T +1.650.838.3600 | F +1.650.838.3699

December 28, 2015

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	China Rapid Finance Limited
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted December 9, 2015
CIK No. 0001346610

Dear Ms. Martin:

This letter is being submitted by China Rapid Finance Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated December 18, 2015 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on December 2, 2015 (including the subsequent exhibit-only submission, the “Registration Statement”). We are submitting this letter on a confidential basis together with the revised draft of the Registration Statement (“Revised Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments, as well as to reflect, among other things, the Company’s proposed dual class share structure.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, three copies of this letter and copies of the Revised Draft Registration Statement in paper format, marked to show changes from the Registration Statement.

General

1.	We note your response to comment 3. Please provide supplementally a copy of Oliver Wyman’s commissioned report with text cited in the document highlighted and cross-referenced to the page(s) of your document where such information is cited. To the extent that you intend to provide the report pursuant to Securities Act Rule 418, it should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to the rule and that such material should be returned to the registrant upon completion of the staff review process.

RESPONSE: In response to the Staff’s comment above, the Company will supplementally provide the Staff with a copy of Oliver Wyman’s commissioned report, which will be highlighted and contain cross-references to the pages of the Revised Draft Registration Statement where such information is cited. Such report will be in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and is to be returned to the Company upon completion of the review process.

2.	We note your response to comment 4 and revised disclosure on page 109, which states that your marketplace “currently serves EMMAs in China” and “currently enables investors domiciled in China to invest in loans.” Please explain to us in greater detail whether you have protocols to ensure that your marketplace does not facilitate loan transactions with borrowers or investors located in the United States. For example, please address in your response whether a PRC citizen transiently visiting the United States would be prohibited from participating in loan transactions, either as a borrower or a lender, on your platform via mobile devices or online.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that it only permits borrowers and investors domiciled and located in China to borrow and invest in loans facilitated on its marketplace. The Company has a number of protocols in place to ensure that the borrowers and investors are not located in the United States, including:

i.	Application Process for Investors. Investors in both consumption and lifestyle loans complete detailed applications, which require the provision of a Chinese government-issued identification card and a residential address. Only China-based investors are permitted to invest in loans on the Company’s marketplace.

ii.	Application Process for Lifestyle Loan Borrowers. Borrowers of lifestyle loans facilitated on the Company’s marketplace must attend face-to-face interviews at our data verification centers and submit detailed applications prior to being qualified to receive a lifestyle loan. Such applications require the borrower to provide various information, including the borrower’s name, age, residential address, government identification number, place of employment and bank account information. This information is verified by the Company prior to permitting the borrower to obtain a lifestyle loan on our marketplace.

iii.	Consumption Loan Borrower Profile. The borrowers of consumption loans facilitated on the Company’s marketplace typically borrow small amounts of Renminbi for short-term capital needs. These individuals are highly unlikely to borrow Renminbi for short periods while overseas, as such Renminbi funds cannot be used in foreign countries. Overseas Chinese travelers in the United States would instead typically use credit cards to fund short-term credit needs.

iv.	Marketing Activities. The Company currently exclusively targets Chinese investors and borrowers in its marketing activities.

v.	Chinese Banking System. All loans facilitated on the Company’s marketplace are settled through third-party payment companies in cooperation with Chinese banks, which have measures in place to confirm that all our loan participants are Chinese.

Prospectus Summary, page 1

3.	We note your disclosure on page 3, which indicates that “the average lifetime value of your borrowers . . . will significantly exceed the acquisition cost per borrower.” Please provide your basis for such belief. In this regard, it is unclear to us if the information that is provided on slide 36 in the written communication that you submitted supplementally is consistent with such statement.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits the following basis for its belief that the average lifetime value of the Company’s borrowers will significantly exceed its acquisition cost per borrower:

For lifestyle loans, the Company’s historical results have shown that the lifetime customer value has significantly exceeded the customer acquisition cost.

For consumption loans, the Company’s acquisition cost per borrower is approximately US$20. As disclosed on page 103 in the Registration Statement, the average EMMA borrowing consumption loans on the Company’s marketplace has borrowed approximately US$1,059 during his or her first 12 months on the Company’s marketplace. Based on the applicable 1-2% average rate of transaction fees on the Company’s consumption loans, this level of borrowing has resulted in $15-17 of gross transaction and service fees per borrower for his or her first 12 months on the Company’s marketplace. Given that the Company has observed repeat borrowing behavior on its platform increasing over time, with the size of consumption loans generally increasing for subsequent borrowings, the Company expects to gain higher gross transaction and service fees per borrower as borrowers gain access to and repeatedly borrow larger, longer duration consumption loans. According to the Company’s random sample surveys of its consumption loan borrowers, more than 70% of such borrowers have never had any credit access before, and based on the Company’s observation of credit behaviors of Chinese consumers for the past 15 years, it believes these borrowers are likely to maintain a borrowing relationship with the Company for more than two years.

Risk Factors

Risks Related to the PRC Laws Regulating Our Business and Industry

Our operations may need to be modified . . . , page 34

4.	We note the disclosure that in July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which identified the CBRC as the supervisory regulator for the online lending industry. According to the Guidelines, online marketplace lending platforms shall only serve as intermediaries to provide information services to borrowers and investors, and shall not provide credit enhancement services or illegally conduct fund-raising. In addition, you state that some elements of the company’s marketplace may not currently be operating in full conformance with the Guidelines and the other principles that have been announced in recent years. For example, some of the company’s agreements with third party payment companies may need to be amended with respect to the escrow account arrangement to comply with the pending rules. In addition, the Guidelines and other regulations do not have a clear definition of “credit enhancement service,” nor do they address whether a marketplace lending platform’s affiliated enterprises could provide a “credit enhancement service.” To the extent that your Safeguard Program is classified as a “credit enhancement service” as such definition is clarified, and it is found that affiliated enterprises of a marketplace lending platform cannot provide “credit enhancement services,” the company may be required to make material changes to the way in which they conduct business and as a result, its business may be materially affected. In this regard, address all the Guidelines and other principles of your online lending industry and describe how you are in compliance. If you determine that you are not currently in compliance, tell us the impact on your business and how you considered the requirements of ASC 450.

RESPONSE: With respect to the Staff’s comment above, the Company respectfully submits the following regarding its level of compliance with specific provisions of the Guidelines (each of which are set forth in italics):

•	The Guidelines require marketplace lending platforms shall act only as intermediaries.

According to the Guidelines, marketplace lending refers to the direct lending model between investors and borrowers through an internet platform. The organizations providing marketplace lending services are mainly responsible for providing information to facilitate the direct lending transactions between investors and borrowers on the marketplace and are also prohibited from providing credit enhancement services or engaging in illegal fundraising.

The Company’s marketplace only provides an intermediary service by matching borrowers with investors. The Safeguard Program is funded by contributions from the investors and borrowers and the Company is acting as an administrator of the Safeguard Program. All investors confirm in the investor service agreement that they bear the ultimate investment losses. Thus, the Company’s marketplace complies with the requirement that marketplace lending platforms shall act only as intermediaries set forth in the Guidelines. Nevertheless, the Company will make necessary business adjustments regarding the Safeguard Program if PRC authorities have different interpretations about credit enhancement service or are otherwise required by future regulations. See “Risk Factors—Risks Related to the PRC Laws Regulating Our Business and Industry—Our operations may need to be modified to comply with future requirements set forth by the CBRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.” In terms of illegal fundraising risks, the Company believes that its marketplace does not violate PRC laws and regulations prohibiting illegal fundraising because its marketplace only acts as a service provider in the facilitation of loans between borrowers and investors without assisting any third party’s illegal fundraising activities. The Company’s marketplace does not raise funds or promise repayment of principal or interest obligations. Nevertheless, uncertainties exist with respect to the PBOC, AIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations. See “Risk Factors—Risks Related to the PRC Laws Regulating Our Business and Industry—The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising.”

•	The Guidelines require an ICP filing.

According to the Guidelines, any organizations or individuals establishing websites to conduct Internet financing business shall complete the website filing, or ICP filing, procedures with the administrative departments in charge of telecommunication. The Company has completed the ICP filing procedures and thus complies with this requirement of the Guidelines.

Although the Guidelines explicitly require the completion of the website filing, which the Company has completed, to date, the PRC regulatory authorities have not explicitly stipulated whether the operator of a marketplace lending platform engaging in internet information services is required to obtain an ICP certificate. While the Company believes that it is not required to obtain an ICP certificate pursuant to the Guidelines, to the extent that the PRC regulatory authorities think otherwise or create rules that impose additional or more stringent requirements, the Company will seek to secure an ICP certificate. See “Risk Factors—Risks Related to the PRC Laws Regulating Our Business and Industry—We may be required to obtain an Internet content provider certificate and be subject to foreign investment restrictions.”

•	The Guidelines require Internet finance companies to engage banking financial institutions as fund custodians.

According to the Guidelines, Internet finance companies shall use custody accounts with banking financial institutions, mainly PBOC-approved banks to hold lending capital. In addition, they shall ensure that funds of clients are separate from those of the marketplace operators themselves.

The Company has signed a framework agreement with a PBOC-approved bank and its most important third-party payment company to comply with this requirement set forth in the Guidelines. With respect to other third-party payment companies that the Company currently uses, the Company is planning to enter into similar cooperation agreements with PBOC-approved banks.

•	The Guidelines provide policies related to information disclosure, risk warning and an investor qualification system.

According to the Guidelines, relevant organizations, including marketplace lending platforms, shall make full information disclosure to their customers and investors and maintain a prudent risk management and control system. The relevant organizations shall provide detailed information to all parties regarding transaction models and the rights and obligations of the parties, and the relevant organizations shall also sufficiently warn parties of all relevant risks. In addition, the relevant organizations are required to develop qualified investor mechanisms for the Internet finance business.

Currently, there are no implementation rules which set forth details of how and what specific items are required to be disclosed. The Company believes it has incorporated sufficient disclosure into its platform and transaction agreements regarding its transaction models, the rights and obligations of the parties and risk warnings. The Company may need to make adjustments or supplements to such disclosure, and establish an investor qualification system if required by future regulatory requirements.

•	The Guidelines provide policies related to the protection of customers’ rights and interests.

According to the Guidelines, illegal infringement on customers’ legitimate rights through form contracts, false propaganda or bundling sales is strictly prohibited in the internet finance business, including marketplace lending platforms. The Company believes it has complied with the above rules by implementing strict internal control measures over its business. The Company intends to improve its internal control measures about propaganda if additional implementation rules are adopted in the future.

•	The Guidelines provide policies related to network and information security.

According to the Guidelines, organizations shall improve the level of IT security, protect customer and transaction information, and shall not illegally sell or disclose the personal information of customers.

The Company believes it complies with the above requirements in the operation of its marketplace, as it has established data security systems and control procedures. If new regulations are adopted regarding network and information security, the Company intends to improve its network and information security to meet such regulations.

•	The Guidelines stipulate responsibilities related to anti-money laundering and prevention of financial crimes.

According to the Guidelines, relevant organizations, including marketplace lending platforms, shall take effective measures to verify client identities and take initiatives to monitor and report suspicious transactions. Organizations are also obligated to assist relevant judicial authorities and public security bureaus in investigations.

The Company has taken measures to verify client identities and will assist relevant judicial authorities and public security bureaus in investigations when needed. To the extent that additional requirements are adopted in the future, the Company intends to improve or adjust its measures to be fully compliant with such requirements.

The Company has determined there is no material impact on its business and no contingent liabilities recognizable under ASC 450 in connection with its current level of compliance with the Guidelines.

Risks Related to Our ADSs and This Offering

Because the initial public offering . . . , page 50

5.	Please revise the disclosure in the third sentence to refer to September 30, 2015.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 50.

Dilution, page 63

6.	We have reviewed your response to comment 11. Please revise the disclosure in the second sentence of the first paragraph to state that dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the pro forma, as adjusted net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 64.

7.	We have reviewed your response to comment 12. Please revise the disclosure in the first sentence of the second paragraph to reflect the information presented in the September 30, 2015 financial statements where net tangible book value is US$ (56.077) million or US$ (3.45) per ordinary share.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 64.

8.	Please revise the first sentence of the third paragraph to refer to the net tangible book value after September 30, 2015.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 64.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Metrics, page 75

9.	Please revise to disclose the amount of loans generated and the loans outstanding by type for each period presented.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that as a marketplace, loans outstanding is not a key performance indicator as the Company’s business model is not to earn interest income. Rather, the Company’s revenue is generated from the volume of loans facilitated on its marketplace through the successful matching of investors with borrowers. As such, the amount of loans facilitated on the Company’s marketplace and number of loans facilitated by the Company’s marketplace are more indicative of the performance of the Company’s marketplace.

The Company has revised its disclosure on pages 15, 74 and 76 to include the amount of loans facilitated as well as the number of loans facilitated by loan type for each period presented.

Key Components of Results of Operations, pages 77

10.	We have reviewed your response to comment 15. Please expand the disclosures to specifically address, for the periods presented, the revenues recognized separately for account management services provided for loan collections and those revenues recognized for the administration of the Safeguard program. In addition, please tell us the types of services actually provided and how these revenue amounts are determined for each of the different lending arrangements (i.e., lifestyle, consumption and micro lending).

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that with respect to lifestyle loans, the Company provides services for loan matching, loan repayment, and managing a Safeguard Program. The Company’s accounting policy around the allocation and recognition of the various fees are disclosed on page F-13. For loan repayment services, the Company facilitates loan repayments from borrowers to investors. On the repayment dates, the Company provides wire instructions to its third-party payment institutions, instructing the third-party payment institutions to collect funds from the borrower’s designated account and transfer those funds to the appropriate investor’s account. For managing the Safeguard Program, the Company determines the contribution rate, ensures that the Safeguard Program is maintained separately from the Company’s own funds, segregates the designated amount of Safeguard Program contributions from each repayment received, and transfers payouts from the Safeguard Program to the appropriate investors’ accounts (provided they have opted into the Safeguard Program) when they are so entitled. Considering the total service fee is $1.4 million and $2.7 million in 2013 and 2014, respectively, and the timing of recognition is the same, the Company considers that there is no need to further allocate or separately disclose the revenues recognized.

For consumption loans, the Company also provides loan repayment services wherein the Company facilitates loan repayments from borrowers. The Company verifies the borrowers’ bank account information. When a borrower has a repayment obligation, and has sufficient funds in his or her account to satisfy the repayment obligation, the Company will send fund transfer instructions to the payment company, which then instructs the bank to deduct the appropriate amount from the borrower’s account. No Safeguard Program is offered to the investors of consumption loans as the Safeguard Program is not available for consumption loans. For loans issued by the Company’s micro-lending business where the Company is the lender, the interest and fees earned by the Company in its micro-lending business are accounted for as interest income.

11.	In regard to lifestyle loan lending arrangements, please revise to disclose the data that is submitted for verification by the borrower prior to loan issuance.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 78.

12.	Tell us whether any of the account management services or participation in the safeguard program can be added after the loan issuance and how the company accounts for these changes.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that account management services and participation in the Safeguard Program cannot be added after loan issuance.

13.	Please revise to provide the reader with information addressing the types of loans originated and the performance of these loans within the micro-lending business. Your disclosures indicate that such loans account for less than 1% of total assets at September 30, 2015; however, the allowance for loan losses increased significantly during 2015 in comparison to prior periods presented.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on pages 78 and 88 to clarify that the micro-lending loans sourced from the Company’s micro-lending subsidiary, Haidong, account for less than 1% of the total loans facilitated on the Company’s marketplace. The increase in loan losses in the nine months ended September 30, 2015 associated with the micro-lending loans issued by Haidong was primarily due to its participation as a marketplace lender on a test basis in the Company’s newly launched consumption loan business, in which Haidong experienced credit losses of US$3.5 million. Since July 2015, Haidong has not served as a marketplace lender for any consumption loans facilitated on the Company’s marketplace.

14.	We have reviewed your response to comment 16. Please expand the disclosure to provide the average loan size for each period presented and provide disclosure of why the transaction and service fees on loans did not increase in proportion to the total number of loans similar to your response.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 79 to provide the average loan size for consumption and lifestyle loans for each period presented and to provide disclosure of why the transaction and service fees on loans did not increase in proportion to the total number of loans.

15.	In regard to the increase in account management fees recognized in fiscal 2014 in comparison to 2013, tell us the correlation between the interest income received by investors and the level of management fees recognized by the company. In addition, disclose whether there was a similar impact on 2015 account management fees recognized.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that the account management fee is not directly correlated to interest income earned by investors. For investors of lifestyle loans, the account management fee ranges from 0.8% to 1% of loan principal facilitated and is recognized when services are provided and upon receipt of repayments due to the contingent nature of those fees. For investors of consumption loans, the account management fee ranges from 0.35% to 0.7% of loan principal facilitated and is recognized upon actual receipt of repayment. The fee ranges did not vary between 2013, 2014, and 2015. The increase in account management fees recognized in 2014 is mainly driven by the growth in total amount of loans facilitated on the Company’s marketplace. In 2015, as the volume and size of loans existing on its marketplace continued to expand, the account management fees also increased accordingly. For the nine months ended September 30, 2015, the account management fees amounted to US$5.3 million, representing an increase of 179% as compared to US$1.9 million recognized during the nine months ended September 30, 2014.

16.	Please revise to disclose the amount of lending transactions by loan type which generated transaction fees upon successful loan matching.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that it generates transaction fees upon the successful matching of borrowers and investors for each lifestyle loan that is facilitated on its marketplace. For consumption loans, the Company recognizes service fees upon repayments by borrowers. The Company has revised its disclosure on pages 15, 74 and 76 to include the amount of loans facilitated as well as the number of loans facilitated by loan type.

Operating Expenses, pages 79 and 87

17.	Please expand the disclosure to discuss the expenses associated with transaction fees for each period presented.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that the Company incurs various expenses, including servicing, general and administrative and sales and marketing expenses. The Company does not separately track those expenses that are incurred in the generation of transaction fees because the servicing, general and administrative and sales and marketing activities collectively contribute to the Company’s generation of both transaction and service fees. To allocate the servicing, general and administrative and sales and marketing expenses to either transaction or service fees would not reflect the manner in which the Company conducts its business or allocates its expenses. Therefore, the Company is not able to expand the disclosure to discuss the particular expenses associated only with transaction fees.

Critical Accounting Policies

Revenue Recognition, page 81

18.	Please revise to address the lending related services provided and your accounting for these services as it relates to the micro-credit lending operations.

RESPONSE: In response to the Staff’s comment above, the Company has revised the disclosure on page 84.

Safeguard Program, page 83

19.	We have reviewed your response to comment 23. Your disclosures indicate that an investor may be entitled to receive unpaid interest and principal under the terms of the safeguard program. Please revise to expand the disclosures to address the following as it relates to the safeguard program:

•	how payment amounts due to an investor for unpaid interest and principal are determined;

•	disclose when payments due to an investor are made and if they are based on level of delinquency or some other triggering event;

•	disclose if there is a cap and how this cap on payments made to an investor are is determined;

•	disclose as to whether the company is liable for any delinquent interest or principal on any one specific loan if there were not sufficient funds collected upfront or through subsequent individual loan repayments;

•	disclose the percentage amount from each respective loan repayment which is segregated into restricted cash;

•	expand the disclosures to state when an investor would occur a loss; and

•	disclose when an investor would incur a loss and tell us how you determined the maximum amount payable to lenders in relation to the existing loans at both December 31, 2014 and at September 30, 2015.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on pages 84, 85, F-12, F-13, F-39 and F-40.

Recently Issued Accounting Standards, page 93

20.	The staff notes that you discuss ASU 2014-15 Presentation of Financial Statements - Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern twice. Please revise, as applicable.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 94.

Business

Proprietary, Advanced Technology Platform

Credit Scoring, page 112

21.	We note your revised disclosure in response to comment 29 that you “have not set any specific minimum criteria (other than age) for considering a potential borrower.” Please revise to disclose the minimum age required of potential borrowers in your marketplace.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 114.

22.	We note your response to comment 31. Please revise the prospectus to include disclosure similar to that provided in the first sentence of your response (i.e., that the company does not assume, and has not assumed, any liability for failing to correctly assign a credit score to a particular borrower).

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page 114.

23.	We note your statement that the focus of the company’s marketplace is application score categories 1, 2, and 3 and that management intends to focus on and grow the base of borrowers in application score categories 1, 2 and 3. From your disclosure it appears that these borrowers could be defined as “prime borrowers” vs. borrowers with application score categories 6 and 7, which you have defined to be comparable to sub-prime categories in the U.S. So that a reader has a better understanding of these borrowers, please expand the filing to define what “prime borrowers” means in China vs. what we define as “prime borrowers” in the U.S.

RESPONSE: In response to the Staff’s comments above, the Company has revised its disclosure on page 115.

Financial Statements

Consolidated Balance Sheets as of December 31, 2013 and 2014, page F-3

24.	Reference is made to Mezzanine Equity and Shareholders’ Deficit. Please delete the references to shares outstanding on a pro forma basis as of December 31, 2014.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on page F-3.

Notes to Financial Statements

Note 2. Summary of significant accounting policies

(n) Safeguard Program, page F-12 and Note (h) page F-39

25.	Please revise your disclosures to describe, in more detail, the process used to calculate the safeguard program liability. Discuss how you develop the estimated loss rates for your targeted borrowers. Describe how your historical charge-off rates and loss rates are considered and how you determined that this was sufficient evidence to reasonably estimate the reserve in light of your significant growth. Your disclosures should address the quantitative and qualitative factors that influence your calculation

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on pages 84, 85, F-12, F-13, F-39 and F-40. The Safeguard Program is funded by contributions from investors and borrowers and managed by the Company. The Safeguard Program is applicable to lifestyle loans only. The Company estimates and monitors the estimated loss by borrowers and not solely by individual loans. Each borrower is assigned an application score which takes hundreds of variables as qualitative factors into consideration, and the score is correlated to such borrower’s expected loss rate, following submission of his or her application. Based on its five years of experience in operating its marketplace and its 15 years of experience in the consumer credit industry in China, the Company believes that these application scores are able to predict borrowers’ loss ranges. The Company continuously adjusts the variables considered and technologies used in building effective application scores. The Company also compares the actual loss rate to the expected loss rate of each application score category on a frequent and ongoing basis. The Company’s recent and expected future growth in number of loans facilitated on its marketplace is predominantly due to the growth in consumption loans, which are not covered by the Safeguard Program.

26.	Tell us the amount of the contingent liability recorded under ASC 450 at each of the periods presented.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that the contingent liability component recorded under ASC 450 was US$0.2 million, US$3.3 million and US$8.8 million as of December 31, 2013 and 2014, and September 30, 2015, respectively.

Unaudited Interim Condensed Consolidated Financial Statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(i)Revenue Recognition

Incentives to investors, page F-41

27.	We note your statement that the Group provides incentives to investors and that these incentives are accrued as they are earned by the marketplace investors and are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50. In addition, you state that when recording these incentives as a reduction in revenue results in negative revenue for a marketplace investor on a cumulative basis, the cumulative shortfall is deferred as management considers that it is probable future revenue from the customer under the arrangement will exceed the customer acquisition incentive. In this regard, please address the following:

•	How you determine whether cumulative negative revenue exists for a specific customer;

•	How you considered the requirements of ASC 605-50-45-9 for the recharacterization of revenue as an expense; and

•	How you determined that probable future revenue from the customer under the arrangement will exceed the acquisition incentive.

We may have further comments based on your response.

RESPONSE: With respect to the Staff’s comment above, the Company has revised its disclosure on page F-41. In addition, the Company provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•	How you determine whether cumulative negative revenue exists for a specific customer?

The Company respectfully submits that it has determined that the specific accounting customer for the consumption loan arrangements are marketplace investors because they are the parties with whom the Company has contractual arrangements and on whose behalf the Company is providing services under the consumption loan program. In determining whether cumulative negative revenue exists for a specific customer, being the marketplace investor in this case, the Company considers all revenue generated from the specific customer in the past from anywhere in the Company’s organization. For instance, if the specific customer that participates as an investor for the consumption loans program also participates as an investor for other lending arrangements offered by the Company’s marketplace, any revenue generated from that investor in the other lending arrangements is also included in the determination of “cumulative revenue” from that specific customer, consistent with the guidance in ASC 605-50-45-7. The Company’s system possesses the ability to track and monitor revenue generated from each investor and borrower.

•	How you considered the requirements of ASC 605-50-45-9 for the recharacterization of revenue as an expense?

The Company respectfully submits that it considered the guidance in ASC 605-50-45-7 to 45-9, and in particular the guidance in 45-9(a) related to arrangements with customers that give the vendor the right to be the provider of a service for a specified period of time and it is probable that the customer will purchase sufficient services to recover the consideration given to the customer. Based on this guidance, the Company compares the cumulative incentive payments made to each investor to the cumulative revenues generated from the investor (including other aspects of the overall relationships with the Company, consistent with the guidance in ASC 605-50-45-7) at each balance sheet date. Given that the investors are contractually committed by the investor agreement to provide the Company an exclusive right to manage the investors’ committed funds pursuant to the terms of the agreement for a two-year period, the Company believes that a “supply agreement” exists. As these incentive payments are being made in the earlier part of the investor relationship, it is also necessary to consider whether it is probable that sufficient revenue will be generated during the period of the investor agreement to recover the incentive payments. If the cumulative historical and probable future revenue exceeds cumulative incentive payments, recharacterization as expense would not be appropriate. Based on the Company’s management’s expectation and the trends of cumulative revenues recognized to date, along with the number of repeat borrowers (as further explained below, incentive payments are only made for a new borrower, with the expectation that repeat and expanded borrowings will generate transaction fees in excess of the incentive payments), management has determined that it is probable that there will be sufficient cumulative revenues over the period of the investor agreement to cover the cumulative incentive bonuses paid/payable to these investors. Therefore, the Company concluded that it is not appropriate to re-characterize the negative revenue as expense, in accordance with ASC 605-50-45-9.

•	How you determined that probable future revenue from the customer under the arrangement will exceed the acquisition incentive?

In determining whether probable future revenue from the customer under the arrangement will exceed the incentive payments, the Company considered the following:

i.	Although the consumption loan program is a relatively new service offering on the Company’s marketplace beginning in the last quarter of 2014, the Company has been in the marketplace lending business since 2011 and has the market intelligence necessary to project reasonable future probable revenue.

ii.	While the agreements between the Company and the investors do not provide for any guarantee of minimum fees that the Company could earn from the consumption loans, the Company has the right to facilitate the lending out of the investors’ funds to borrowers on behalf of the investors for a committed minimum two-year period. The Company does not need investors’ approval to arrange loans under the consumption loan program, and therefore is free to utilize the investors’ committed funds during this period to make loans and generate fees.

iii.	Incentive payments are only made when there are new borrowers. Investors do not receive an incentive payment for repeat borrowers. The Company is free to arrange loans for either repeat or new borrowers, and therefore can influence the amount of future payments. Given that the total number of new borrowers has decreased from the first quarter of 2015 to second quarter of 2015 and further decreased in the third quarter of 2015, there is an indication that new borrowers are becoming repeat borrowers from which the Company can generate revenue without paying incremental incentive fees.

iv.	In the nine months ended September 30, 2015, there were approximately 380,000 borrowers with an average repeat rate of approximately eight times and this rate is in a strong increasing trend. These borrowers took out US$256 million in aggregate loan amount. (Given that loans are allocated to investors on a rotational basis based on funds availability, the amount paid/received with each customer may be slightly different. However, they tend to be relatively proportional to each other and therefore recoverability can be assessed for all of them in a similar fashion.)

Based on the above, the Company has already collected approximately US$3 million in fees from consumption loans facilitated in the nine months ended September 30, 2015, which is approximately since the inception of the program. In the next 15 months, the Company expects the repeat rate to continue to increase as newer borrowers are likely to follow the pattern of earlier borrowers who joined near the beginning of 2015 and take out more loans, and that the average loan amount is expected to increase as the Company gradually increases their credit limits based on good credit record demonstrated. Therefore, the Company expects the loan amounts to be facilitated in the next 15 months to be significantly above the aggregate loan amount of US$256 million, which only represents nine month of business. Based on transaction fee rate of about 1% to 2% for consumption loans, the estimated future revenue is expected to exceed the acquisition incentives.

Exhibits

General

28.	We note that certain exhibits have not been filed in their entirety. For example, Exhibit 4.1(d) and the disclosure schedule have been omitted from Exhibit 10.1, and Exhibit A has been omitted from Exhibit 10.2. These are only examples. Please ensure that all exhibits are filed in their entirety.

RESPONSE: In response to the Staff’s comment above, the Company has revised Exhibits 10.1 and 10.2 to the Registration Statement to include all exhibits and schedules thereto.

Exhibits 8.2 and 99.2. Opinion of Haiwen & Partners

29.	We note that you have submitted a draft copy of the Opinion of Haiwen & Partners as correspondence. Please note that counsel may limit reliance on the opinion with regard to purpose, but not person. Please have counsel revise the last paragraph of the opinion to clarify that shareholders are entitled to rely upon the opinion of counsel.

RESPONSE: In response to the Staff’s comment above, the Company has provided as Exhibit A to this letter a draft copy of the opinion of Haiwen & Partners, which has been updated as requested by the Staff, and to include other amendments, including revised qualifications

Exhibit 10.6. Form of Advisory and Incentive Share Agreement

30.	We note your response to comment 46 and the Form of Advisory and Incentive Share Agreement filed as Exhibit 10.6. Please file the final and executed versions of such agreements, including all annexes and appendices thereto, as exhibits to the registration statement or explain why you would not be in a position to do so.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that it enters into Advisory and Incentive Share Agreements substantially in the form of that provided in Exhibit 10.6 on a regular basis when it engages advisors. The Company believes that individual Advisory and Incentive Share Agreements executed by and between the Company and advisors are not material to a potential investor as the aggregate number of Incentive Shares granted under such agreements is already disclosed in the prospectus. Furthermore, these Advisory and Incentive Share Agreements are not individually material in amount or significance. The Company therefore maintains that filing of the form of these agreements is fully responsive to the Form F-1 exhibit requirements, and filing of each such agreement is neither necessary nor beneficial for investors.

Exhibit 23.4. Consent of Oliver Wyman Inc.

31.	We note that the Consent of Oliver Wyman Inc. is undated. Please file a currently dated consent. Refer to Item 601(b)(23) of Regulation S-K for guidance.

RESPONSE: In response to the Staff’s comment above, the Company has submitted a currently dated Consent of Oliver Wyman Inc. as Exhibit 23.4.

* * * *

Should you have any questions about the responses contained herein, please contact me at (650) 838-3753 (office) or (650) 391-3709 (cell) or by email at alan.seem@shearman.com.

Sincerely yours,

/s/ Alan Seem
Alan Seem

Enclosures

CC:	Dr. Zhengyu (Zane) Wang, Chairman and Chief Executive Officer, China Rapid Finance Limited
Junqing (Kerry) Shen, Chief Financial Officer, China Rapid Finance Limited

EXHIBIT A

DRAFT OPINION OF HAIWEN & PARTNERS REGARDING CERTAIN PRC TAX AND PRC LAW MATTERS

[DRAFT]

[●], 2015

China Rapid Finance Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Re: Certain PRC Law Matters of China Rapid Finance Limited (the “Company”)

Ladies and Gentlemen:

We are qualified lawyers of the People’s Republic of China (the “PRC”, for purposes of this legal opinion, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan) and as such are qualified to issue this opinion on PRC Laws (as defined below).

We have acted as your legal counsel on PRC Laws (as defined below) in connection with (a) the proposed initial public offering (the “Offering”) of certain number of American depositary shares (the “ADSs”), each representing certain number of ordinary shares of the Company (the “Ordinary Shares”), by the Company as set forth in the Company’s registration statement on Form F-1, including all amendments or supplements thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “SEC”) in relation to the Offering, and (b) the proposed listing and trading of the Company’s ADSs on the New York Stock Exchange or the NASDAQ Global Market.

The following terms as used in this opinion are defined as follows.

“M&A Rules” means the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors ( ), which was issued by six PRC regulatory agencies, namely, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”) and the State Administration for Foreign Exchange, on August 8, 2006 and became effective on September 8, 2006, as amended by the Ministry of Commerce on June 22, 2009.

“PRC Laws” means all laws, regulations, statutes, rules, decrees, guidelines, notices, and supreme court’s judicial interpretations currently in force and publicly available in the PRC as of the date hereof.

“PRC Subsidiary” means each of, and “PRC Subsidiaries” means all of, Shanghai CRF Business Management Co., Ltd. ( ), Capital Financial Co., Ltd. ( ), Shanghai Shouhang Business Management Co., Ltd. ( ), CRF Finance Lease Co., Ltd. ( ), Shanghai CRF Financial Information Service Co., Ltd. ( ), CRF Wealth Management Co., Ltd. ( ), Haidong CRF Micro-credit Co., Ltd. ( ), Qianhai Shouhang Guarantee (Shenzhen) Co., Ltd. ( ), and Shanghai HML Asset Management Co., Ltd ( ).

For the purpose of giving this opinion, we have examined the originals or copies, certified or otherwise identified to our satisfaction of corporate records, agreements, documents and other instruments provided to us and such other documents or certificates issued or representations made by officials of government authorities and other public organizations and by officers and representatives of the Company as we have deemed necessary and appropriate as a basis for the opinions hereinafter set forth.

In rendering the opinions expressed below, we have assumed:

(a)	the authenticity of the documents submitted to us as originals and the conformity to the originals of the documents submitted to us as copies;

(b)	the truthfulness, accuracy and completeness of all corporate minutes and resolutions of or in connection with the PRC Subsidiaries as they were presented to us;

(c)	that the documents and the corporate minutes and resolutions which have been presented to us remain in full force and effect up to the date of the legal opinion and have not been revoked, amended, varied or supplemented, except as noted therein;

(d)	the truthfulness, accuracy and completeness of all factual statements in the documents and all other factual information provided to us by each of the Company and the PRC Subsidiaries;

(e)	the truthfulness, accuracy and completeness of the statements made by the Company, the PRC Subsidiaries and relevant government officials in response to our inquiries during the process of our due diligence for the purpose of the Offering;

(f)	in response to our due diligence inquiries, requests and investigation for the purpose of this opinion, all the relevant information and materials that have been provided to us by the Company are true, accurate, complete and not misleading, and that the Company has not withheld anything that, if disclosed to us, would reasonably cause us to alter this opinion in whole or in part. Where important facts were not independently established to us, we have relied upon certificates issued by governmental authorities and appropriate representatives of the Company and/or other relevant entities and/or upon representations made by such persons in the course of our inquiry and consultation;

2

(g)	that all parties thereto have the requisite power and authority to enter into, and have duly executed, delivered and/or issued those documents to which they are parties, and have the requisite power and authority to perform their obligations thereunder; and

(h)	with respect to all parties, the due compliance with, and the legality, validity, effectiveness and enforceability under, all laws other than the laws of the PRC.

We do not purport to be experts on and do not purport to be generally familiar with or qualified to express legal opinions on any laws other than the laws of the PRC and accordingly express no legal opinion herein on any laws of any jurisdiction other than the PRC.

Based on the foregoing and subject to the disclosures contained in the Registration Statement and the qualifications set out below, we are of the opinion that, as of the date hereof, so far as PRC Laws are concerned:

1.	Each PRC Subsidiary is a limited liability company under PRC Laws, duly incorporated and validly existing under the PRC Laws and has the status of an independent legal person in the PRC.

2.	The M&A Rules purports to require that an offshore special purpose vehicle controlled directly or indirectly by PRC domestic companies or individuals and formed for purposes of overseas listing through acquisition of PRC domestic interests obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The CSRC has not issued any definitive rules or interpretations concerning whether offerings such as the Offering are subject to the CSRC approval procedures under the M&A Rules. Based on our understanding of the PRC Laws, the Company is not required to obtain approval from the CSRC for listing and trading of the ADSs because (i) the controlling shareholders or controllers of the Company are not PRC domestic companies or individuals, and (ii) the wholly owned foreign invested PRC subsidiaries were established by foreign direct investment or the acquisition of a PRC domestic company before the effective date of the M&A Rules, rather than through merger or acquisition of PRC domestic companies or individuals as defined under the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented and our opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

3.	The statements made in the Registration Statement under the caption “Taxation—People’s Republic of China Taxation,” with respect to the PRC tax laws and regulations or interpretations, constitute true and accurate descriptions of the matters described therein in all material aspects and such statements represent our opinion.

3

The foregoing opinion is further subject to the following qualifications:

(a)	we express no opinion as to any Laws other than the PRC Laws in force on the date of this opinion;

(b)	the PRC Laws referred to herein are Laws currently in force and there is no guarantee that any of such Laws, or the interpretation thereof or enforcement therefore, will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect;

(c)	this opinion is intended to be used in the context which is specifically referred to herein and each section should be looked on as a whole regarding the same subject matter; and

(d)	this opinion is subject to the effects of (i) certain legal or statutory principles affecting the validity and enforceability of contractual rights generally under the concepts of public interest, social ethics, national security, good faith, fair dealing, and applicable statutes of limitation; (ii) any circumstance in connection with formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary or concealing illegal intentions with a lawful form; (iii) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorney’s fees and other costs, and the waiver of immunity from jurisdiction of any court or from legal process; and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

This opinion is delivered in our capacity as the Company’s PRC legal counsel solely for the purpose of the Registration Statement publicly submitted to the SEC on the date of this opinion and may not be used for any other purpose without our prior written consent. We hereby consent to the use of this opinion in, and the filing hereof as an exhibit to, the Registration Statement, and to the reference to our name in such Registration Statement. We do not thereby admit that we fall within the category of the persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours sincerely,

Haiwen & Partners

4